Uroplasty, Inc.
5420 Feltl Road, Minnetonka, MN 55343 USA
Main: 952 426 6140 (tel), 952 426 6199 (fax)
Toll free: 866 258 2182 (tel), 866 255 4522
www.uroplasty.com
June 18, 2010
VIA FACSIMILE
Securities and Exchange Commission
Attn: Peggy Fisher and Geoffrey Kruczik
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Uroplasty, Inc. Registration Statement on Form S-3 (File No. 333-167274)
Ladies and Gentlemen:
          This letter is in response to your letter dated June 11, 2010 on the above referenced Registration Statement on Form S-3 (the “Registration Statement”) of Uroplasty, Inc. (the “Company”). Please know that the Company has filed electronically, prior to the submission of this letter, Amendment No.1 to its Form 10-K for the fiscal year ended March 31, 2010, and is filing, concurrent with this letter, Amendment No. 1 to the Registration Statement.
          We have set forth below the Company’s responses to each of your comments, and for your convenience have reproduced in bold the text of your individual comments immediately preceding our responses
Where you can find more information, page 11
1. We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended March 31, 2010 into this registration statement. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Before this registration statement will be declared effective, you should either (1) file your definitive proxy statement with all required information; or (2) include in your Form 10-K the information required by Part III. Refer to Question 123.01 of our Securities Act Forms, Compliance & Disclosure Interpretations, available on our web site at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.
In response to your comment, we have filed, on the date hereof, Amendment No. 1 on Form 10-K/A, which includes the information required in Part III of Form 10-K, rather than incorporating such information by reference to our definitive proxy statement.
2. Please tell us why you have not incorporated by reference the Form 8-K filed May 27, 2010. Refer to Item 12(a)(2) of Form S-3.

Securities and Exchange Commission
June 16, 2010

This was an inadvertent omission caused by the timing of the filing. In response to your comment, reference to the 8-K has been added to the prospectus included in Amendment No. 1 to the Registration Statement.
3. We note the incorporation by reference to the Securities Act registration statement. Since your common stock appears to be registered under Exchange Act Section 12, you must incorporate by reference the description of that class of securities contained in a registration statement filed under the Exchange Act. See Item 12(a)(3) of Form S-3.
In response to your comment, the reference to the registration statement on Form SB-2 in the documents incorporated by reference has been deleted, and instead a reference to the Form 8-A filed September 29, 2005 has been added to the prospectus included in Amendment No. 1 to the Registration Statement.
          In accordance with your request and our understanding, the Company hereby acknowledges, and will acknowledge upon filing its acceleration request, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or further comments on the above responses, please do not hesitate to call me at (952) 426-6152.

Sincerely, Mahedi A. Jiwani Chief Financial Officer
MAJ